Exhibit 15.1

May 23, 2003

Freeport-McMoRan Copper & Gold Inc.

1615 Poydras Street

New Orleans, LA  70112

To the Board of Directors of Freeport-McMoRan Copper & Gold Inc.:

We are aware of the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Freeport-McMoRan Copper & Gold Inc. 2003 Stock Incentive Plan for the registration of 8,000,000 shares of Freeport-McMoRan Copper & Gold Inc. common stock and 8,000,000 preferred stock purchase rights of our report dated April 17, 2003 relating to the unaudited condensed interim financial statements of Freeport-McMoRan Copper & Gold Inc. that is included in its Form 10-Q for the quarter ended March 31, 2003.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Very truly yours,

/s/ Ernst & Young LLP